

Mailstop 3233

September 25, 2017

<u>Via E-mail</u>
Mr. Steven Hill
Chief Financial Officer
PowerShares DB Commodity Index Tracking Fund
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

   Re: **PowerShares DB Commodity Index Tracking Fund**
      Form 10-K for the fiscal year ended December 31, 2016
      Filed March 1, 2017
      File No. 001-32726

Dear Mr. Hill:

   We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2016</u>

<u>Notes to Financial Statements</u>

<u>(5) Summary of Significant Accounting Policies</u>

<u>(g) Cash Held by Commodity Broker, page 56</u>

1.   We note your disclosure that effective February 24, 2015 only the current day's variation margin receivable or payable is disclosed as an asset or liability on the Statements of Financial Condition for non-LME commodity futures contracts. Please address the following with respect to your accounting policy:

- In your MD&A on page 24 you disclose that "like initial margin (or an equivalent deposit of collateral), variation margin (or an equivalent deposit of collateral) does not constitute a borrowing of money, is not considered to be part of the contract purchase price and is returned upon the contract's termination unless it is used to cover a loss in the contract position." Please explain to us how these facts related to variation margin factored into your conclusion that commodity futures contracts should be presented net of variation margin on the face of your statements of financial condition.
- Please clarify for us whether there was any change in the process for meeting your variation margin requirements subsequent to the merger transaction that resulted in a change from gross to net reporting for your commodity futures contracts.
- Please tell us how you considered the guidance in ASC Topic 946-210-45-15 in determining your accounting policy.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

                                                          Sincerely,

                                                          /s/ Robert F. Telewicz, Jr.

                                                          Robert F. Telewicz, Jr.
                                                          Accounting Branch Chief
                                                          Office of Real Estate and
                                                          Commodities